EXHIBIT 99.1
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FOR IMMEDIATE RELEASE                                              28 April 2003

                              WPP GROUP PLC ("WPP")

            Millward Brown acquires Sadek Wynberg Research in the UK


WPP announces that its wholly owned subsidiary Millward Brown, the global market research company, has acquired the entire issued share capital of Sadek Wynberg Research, one of the UK's most respected qualitative market research agencies.

Founded in 1994, Sadek Wynberg Research employs 28 people and had gross revenues of (pound)5.6 million for the year ended 31 December 2002 and net assets of (pound)142,000 as at the same date.

The agency's clients include Bacardi-Martini, Coca-Cola, Kimberly-Clark, Reckitt Benckiser, Unilever and Vodafone.

The  acquisition  of  Sadek  Wynberg  Research   strengthens   Millward  Brown's
comprehensive   market   research   offer,   and  continues  WPP's  strategy  of
strengthening its networks in important markets and sectors.

For further information, please contact:

Feona McEwan, WPP       44-20 7408 2204
www.wpp.com


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